United States Securities and Exchange Commission
Washington, D.C. 20549

Form N8-F

Application for Deregistration of Certain Registered Investment Companies

I.      General Identifying Information
1.      Reason fund is applying to deregister (check only one;
for descriptions, see Instruction 1 above):

[ ]     Merger
[X ]    Liquidation
[ ]     Abandonment of Registration
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]     Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: AH&H Partners Fund Limited Partnership

3.      Securities and Exchange Commission File No.:    811-07579

4.      Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?
        []      Initial Application                     [X ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
        Adams, Harkness & Hill, Inc.
        60 State Street, 12th Floor
        Boston, MA 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                                                Diane M. Mottola
                                                Adams, Harkness & Hill, Inc.
                                                60 State Street, 12th Floor
                                                Boston, MA 02109
                                                (617) 371-3760

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
                                Same as listed above under question # 6.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.      Classification of fund (check only one):
[X]     Management company;
[ ]     Unit investment trust; or
[ ]     Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):
[ ]     Open-end                [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the funds contracts with those advisers have been terminated:
                                Adams, Harkness & Hill, Inc.
                                60 State Street, 12th Floor
                                Boston, MA 02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the funds contracts with those underwriters have been terminated: N/A
13.     If the fund is a unit investment trust (UIT) provide:   N/A
(a)     Depositors name(s) and address(es):
(b)     Trustees name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]     Yes             [X ]    No
If Yes, for each UIT state:
Name(s):
File No.:  811-______
Business Address:


15.     (a)     Did the fund obtain approval from the board of directors
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
        [X]     Yes             [ ]     No

If Yes, state the date on which the board vote took place:   December 27, 2001
If No, explain:
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]     Yes             [X]     No

If Yes, state the date on which the shareholder vote took place:
If No, explain:
Under the Funds Limited Partnership Agreement, the managing general partners are authorized to approve the liquidation of the Fund without the consent of the limited partners.

II.     Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X]     Yes             [ ]     No

(a)     If Yes, list the date(s) on which the fund made those distributions:

The Fund has made the following distributions:
        January 18, 2002:       $11,095,840.31
        February 27, 2002:      $1,405,728.53
        March 31, 2002:         $707,731.16

 (b)    Were the distributions made on the basis of net assets?
[X]     Yes             [ ]     No

(c)     Were the distributions made pro rata based on share ownership?
[X]     Yes             [ ]     No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)     Liquidations only:
Were any distributions to shareholders made in kind?
[ ]     Yes             [X]     No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:
Has the fund issued senior securities?
[ ]     Yes             [X]     No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the funds shareholders?
[ ]     Yes             [X]     No

If No,
(a) How many shareholders does the fund have as of the date this form is filed? Fifty Nine (59) limited partners, each of which is an accredited investor that purchased an interest in the Fund pursuant to an exempt offering under Rule 506 of Regulation D.

(b) Describe the relationship of each remaining shareholder to the fund:
Each person who continues to hold an interest in the Fund was a limited partner on December 27, 2001, the date on which the managing general partners voted to approve the liquidation of the Fund. Since such date, no investor has received any distribution or has had their interest redeemed except for pro rata distributions made to all investors.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[X]     Yes             [ ]     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
Between December 27, 2001 and March 31, 2002, the Fund has distributed a total of $13.2 million to the limited partners & the general partner of the Fund, which represents approximately 77% of the net assets of the Fund on December 27, 2001. All such distributions were made pro rata to the limited partners & the general partner based upon their proportionate interest in the Fund. The remaining net assets of the Fund, as of May 31, 2002, consist of illiquid securities with an estimated fair value of $3.5 million and cash in the amount of $16,251.76. The Funds remaining assets will be distributed as the Funds sells such positions or a realization event otherwise occurs with respect to such positions. While the Fund intends to liquidate its illiquid holdings as soon as practical, these positions are subject to legal and/or contractual restrictions on their sale or distribution and have no trading market. Consequently, the Fund is uncertain how long it will take to liquidate its remaining assets.

III.    Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed? (See question 18 above)
[X]     Yes             [ ]     No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
The remaining net assets of the Fund consist of illiquid securities with an estimated fair value of $3.5 million and cash in the amount of $16,251.76, which is held in a Reich & Tang Money Market Fund at Reich & Tang .
The illiquid positions are subject to legal and /or contractual restrictions on their sale or distribution and have no trading market. The Fund holds 7 positions in illiquid securities, with the largest position having an estimated fair value of approximately $2 million. Adams, Harkness & Hill is the custodian of all illiquid securities. The other assets consist of $16,251.76 in money market instruments.

Why has the fund retained the remaining assets?
As noted above, the Fund's remaining assets are subject to legal and /or contractual restrictions on their sale or distribution. The Fund's remaining assets will be distributed as the Fund sells such positions or a realization event otherwise occurs with respect to such positions.

 (c)    Will the remaining assets be invested in securities?
[X]     Yes             [ ]     No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ]     Yes             [X]     No
If Yes,
(a)     Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration
22.     (a)     List the expenses incurred in connection with the Merger or
Liquidation:

(i)     Legal expenses: $0
(ii)    Accounting expenses:  $0
(iii)   Other expenses (list and identify separately):  $0

(iv) Total expenses (sum of lines (i)-(iii) above):  $0

Adams, Harkness & Hill, Inc. will be paying all expenses in connection with the liquidation. The Fund and its limited partners will not be liable for any expenses.

(b)     How were those expenses allocated?  See above explanation.
(c)     Who paid those expenses?  See above explanation.

How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ]     Yes             [X]     No
If Yes, cite the release numbers of the Commissions notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?
[ ]     Yes             [X]     No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]     Yes             [X]     No

If Yes, describe the nature and extent of those activities:

VI.     Mergers Only    N/A

26.(a)  State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 811-__________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AH&H Partners Fund Limited Partnership,(ii) he or she is the Managing General Partner of AH&H Partners Fund Limited Partnership, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

__________________________________